Exhibit (n)

Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, dated July 29, 2025, and included in the Post-Effective Amendment No. 6 to the Registration Statement (Form N-2, File No. 333-268986) of StepStone Private Infrastructure Fund (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated May 30, 2025, with respect to the consolidated financial statements and financial highlights of StepStone Private Infrastructure Fund included in the Annual Report to Shareholders (Form N-CSR) for the year ended March 31, 2025, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

July 29, 2025